UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BARNES GROUP INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

067806-10-9

(CUSIP Number)

Thomas O. Barnes 123 Main Street, Bristol, CT 06010, (860) 583-7070

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes) .

CUSIP No. 067806-10-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Thomas O. Barnes
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only

4.	Source of Funds (See Instructions)

00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially by Owned by Each Reporting Person with	7. Sole Voting Power

3,581,514
8. Shared Voting Power

0
9. Sole Dispositive Power

1,322,130
10. Shared Dispositive Power

2,259,384

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,581,514
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

6.77%
14.	Type of Reporting Person (See Instructions)

IN

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This Amendment No. 1 amends and supplements the Schedule 13D originally filed by Thomas O. Barnes (the “Reporting Person”), relating to the Common Stock, par value $0.01 per share (the “Common Stock.”) Unless otherwise defined, capitalized terms used in this Amendment No. 1 shall have the meaning ascribed to them in the original Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	To the knowledge of the Reporting Person, as of May 7, 2007, there were 52,843,245 shares of Common Stock of Barnes Group Inc. as set forth in the Form 10Q for the quarter ended March 31, 2007. The Reporting Person beneficially owned as of the date of this report 3,581,514 shares of Common Stock of the Company, representing 6.7% of the outstanding Common Stock.

(b)	As of June 6, 2007, the Reporting Person has the sole power to vote or to direct the vote of 3,581,514 shares, sole power to dispose of 1,322,130 shares, and shared power to direct the disposition of 2,259,385 shares of Common Stock.

(c)	On May 22, 2007, the Reporting Person exercised an option to acquire 20,000 shares of Common Stock in a broker assisted cashless exercise transaction. Immediately upon exercise, the shares of Common Stock were sold on the New York Stock Exchange at a sale price of $29.46 per share. The Reporting Person received $190,146.47 as a result of this exercise.

On April 26, 2007, one of the trusts of which the Reporting Person is the Trustee disposed of 14,187 shares in a gift transaction and Reporting Person disposed of 550 shares in a gift transaction.

(d)	Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the Common Stock. None of such other persons has any right or power relating to more than five percent of the total amount of Common Stock outstanding.

(e)	Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

June 6 , 2007
Date

/s/ Thomas O. Barnes, Chairman of the Board
Signature

Thomas O. Barnes, Chairman of the Board
Name/Title

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